Melissa L. Weiss
Vice President and
Associate Counsel
Telephone: 212-323-0247
Facsimile: 212-912-6322
E-mail: mweiss@oppenheimerfunds.com

40-176

OppenheimerFunds®

OppenheimerFunds, Inc.
Two World Financial Center
New York, NY 10281
Tel 212.323.0200

By Overnight Delivery

November 5, 2004

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Re: Civil Action Documents Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992), OppenheimerFunds Services (File No. 084-01562), and the following registered investment companies: Oppenheimer AMT-Free Municipals (File No. 811-2668), Oppenheimer AMT-Free New York Municipals (File No. 811-4054), Oppenheimer Balanced Fund (File No. 811-3864), Oppenheimer California Municipal Fund (File No. 811-5586), Oppenheimer Capital Appreciation Fund (File No. 811-3105), Oppenheimer Capital Income Fund (File No. 811-1512), Oppenheimer Capital Preservation Fund (File No. 811-8799), Oppenheimer Champion Income Fund (File No. 811-5281), Oppenheimer Developing Markets Fund (File No. 811-07657), Oppenheimer Discovery Fund (File No. 811-4410), Oppenheimer Emerging Growth Fund (File No. 811-10071), Oppenheimer Emerging Technologies Fund (File No. 811-09845), Oppenheimer Enterprise Fund (File No. 811-07265), Oppenheimer Equity Fund, Inc. (File No. 811-490), Oppenheimer Global Fund (File No. 811-1810), Oppenheimer Global Opportunities Fund (File No. 811-6001), Oppenheimer Gold & Special Minerals Fund (File No. 811-3694), Oppenheimer Growth Fund (File No. 811-2306), Oppenheimer High Yield Fund (File No. 811-2849), Oppenheimer Integrity Funds (File No. 811-3420), Oppenheimer International Bond Fund (File No. 811-07255), Oppenheimer International Growth Fund (File No. 811-07489), Oppenheimer International Small Company Fund (File No. 811-08299), Oppenheimer International Value Fund (File No. 811-21369), Oppenheimer Limited-Term Government Fund (File No. 811-4563), Oppenheimer Limited Term Municipal Fund (File No. 811-4803), Oppenheimer Main Street Funds, Inc. (File No. 811-5360), Oppenheimer Main Street Opportunity Fund (File No. 811-10001), Oppenheimer Main Street Small Cap Fund (File No. 811-09333), Oppenheimer MidCap Fund (File No. 811-08297), Oppenheimer Multi-State Municipal Trust (File No. 811-5867), Oppenheimer Principal Protected Trust (File No, 811-21281), Oppenheimer Quest International Value Fund, Inc. (File No. 811-06105), Oppenheimer Quest Value Fund, Inc. (File No. 811-2944), Oppenheimer Quest Capital Value Fund, Inc. (File No. 811-04797), Oppenheimer Quest for Value Funds (File No. 811-5225), Oppenheimer Real Asset Fund (File No. 811-07857), Oppenheimer Real Estate Fund (File No. 811-10589), Oppenheimer Senior Floating Rate Fund (File No. 811-09373), Oppenheimer Series Fund, Inc. (File No. 811-3346), Oppenheimer Strategic Income Fund (File No. 811-5724), Oppenheimer Total Return Bond Fund (File No. 811-21268), Oppenheimer U.S. Government Trust (File No. 811-3430), Oppenheimer Convertible Securities Fund (File No. 811-4576), Rochester Fund Municipals (File No. 811-3614), Rochester Portfolio Series (File No. 811-6332), and the Directors and Officers of each of the <u>registered investment companies named above</u>

To the Securities and Exchange Commission:

Enclosed for filing on behalf of the registered investment companies and certain of their respective affiliates, captioned above (the "Oppenheimer Defendants"), pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the Pretrial Order for Consolidation, dated October 25, 2004, in *Alexander v. OppenheimerFunds, Inc., et al.,* (U.S.D.C., SDNY) (Case No. 04-CV-7022), *Grobler v. OppenheimerFunds, Inc., et al.,* (U.S.D.C., SDNY) (Case No. 04-CV-7088), *Hendon, et al. v. OppenheimerFunds, Inc., et al.,* (U.S.D.C., SDNY) (Case No. 04-CV-7327), *Leshyn v. OppenheimerFunds, Inc., et al.,Erickson, et al. v. OppenheimerFunds, Inc., et al.* (U.S.D.C., SDNY) (Case No. 04-CV-7461), and *Cross, et al. v. OppenheimerFunds, Inc., et al.,* (U.S.D.C., SDNY) (Case No. 04-CV-7491).

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Very truly yours,

Melissa L. Weiss
Vice President &
Associate Counsel

Enclosures

cc: (w/o enclosures)
Dechert LLP
Mayer Brown Rowe & Maw LLP
Myer, Swanson, Adams & Wolf, P.C.

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

SCHEINDLIN, J.

STEPHEN R. ALEXANDER, On Behalf of Himself and all Others Similarly Situated, Plaintiff, vs. OPPENHEIMERFUNDS, INC., et al., Defendants.	Civil Action No. 04cv7022 (SAS)
MARC D. GROBLER, On Behalf of Himself and all Others Similarly Situated, Plaintiff, vs. OPPENHEIMERFUNDS, INC., et al., Defendants.	Civil Action No. 04cv7088 (SAS)
VICTORIA ANN HENDON, GEORGE E. KLUMP, KAROL McCLINTOCK, EDWIN PENNEFATHER, and BARBARA PLEENER, Individually And On Behalf Of All Others Similarly Situated, Plaintiffs, vs. OPPENHEIMERFUNDS, INC., et al., Defendants.	Civil Action No. 04cv7327 (UA)

[Caption continues on next page]

BRADLEY J. LESHYN, on Behalf of Himself and all Others Similarly Situated, Plaintiff, vs. OPPENHEIMERFUNDS, INC., et al., Defendants.	)	Civil Action No. 04cv7355 (UA)
DELIGHT ERICKSON, RANDALL HEYWARD, DONALD LOPEZ, GEORGE MUEHL, GEORGE R. PERRY, HARRY RICHARDS, HUGH SHARKEY, ABRAHAM SPECTOR, DOROTHIE SPECTOR, FRANCISCO TAN, and SETSUKO TIFFIN, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. OPPENHEIMERFUNDS, INC., et al., Defendants.	)	Civil Action No. 04cv7461 (UA)
RICHARD M. CROSS and MARILYN J. IREY, Individually and on behalf of All Others Similarly Situated, Plaintiffs, vs. OPPENHEIMERFUNDS, INC., et al., Defendants.	)	Civil Action No. 04cv7491 (UA)

[PROPOSED] PRETRIAL
<u>ORDER NO. 1 FOR CONSOLIDATION</u>

WHEREAS, the above-referenced actions (the "Actions") allege violations of the Investment Company Act of 1940 (the "Investment Company Act"), the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breaches of fiduciary duties and aiding and abetting breaches of fiduciary duties;

WHEREAS, actions pending in the same court involving common questions of law or fact may be consolidated under Fed. R. Civ. P. 42(a), and consolidation is appropriate and consistent with the recommendations of § 20.11 of the Manual for Complex Litigation (4th ed. 2004);

NOW, THEREFORE, THE COURT ORDERS as follows:

I. THE ABOVE-ENTITLED ACTIONS SHALL BE CONSOLIDATED FOR ALL PURPOSES

All of the Actions are brought on behalf of a class of investors in mutual funds belonging to the Oppenheimerfunds, Inc. ("Oppenheimer") family of mutual funds (the "Oppenheimer Funds"), and derivatively on behalf of the Oppenheimer Funds, against the Oppenheimer Funds investment advisers, the Oppenheimer Funds principal underwriter, the investment advisers' and underwriters' corporate parents and the Oppenheimer Funds trustees during class periods beginning August 31, 1999 ending March 22, 2004. Consolidation is appropriate where there are actions involving common questions of law or fact. Fed. R Civ. P. 42(a). *See Johnson v. Celotex Corp.*, 899 F.2d 1281, 1284 (2d Cir. 1990), *cert. denied*, 498 U.S. 920 (1990); *Schulman v. Lumenis, Ltd.*, No. 02 Civ. 1989, 2003 U.S. Dist. LEXIS 10348, at *6-9 (S.D.N.Y. June 17, 2003) (Batts, J.). That test is met here and, accordingly, the Actions are consolidated.

II. CONSOLIDATION OF NEWLY-FILED OR TRANSFERRED ACTIONS

When a case that arises out of the same operative facts and alleges a violation of the Investment Company Act, the Investment Advisers Act, breaches of fiduciary duty or aiding and abetting breaches of fiduciary duty is hereinafter filed in or transferred to this Court, it shall be consolidated with these actions pursuant to Fed. R. Civ. P. 42(a). They shall be consolidated into the first-filed action, *Alexander v. Oppenheimerfunds, Inc. et al.,* Master File No. 04-7022 (SAS).

III. CAPTION OF CASES

Every pleading filed in these Actions shall bear the following caption:

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

In re OPPENHEIMER FUNDS FEES LITIGATION	MASTER FILE: 04cv7022 (SAS)

When a pleading or other court paper filed in these Actions is intended to apply to all actions therein, the words "All Actions" shall appear immediately after the words "THIS DOCUMENT RELATES TO:" in the caption set out above. When a pleading or other court paper is intended to be applicable to ~~less~~ fewer than all such actions, the party filing the document shall indicate, immediately after the words "THIS DOCUMENT RELATES TO:" the action(s) to which the document is intended to be applicable by last name of the plaintiff(s) and the docket number(s).

IV. MASTER DOCKET

A Master Docket is hereby established for the Action, including actions subsequently consolidated herein pursuant to this Order. Entries in said Master Docket shall be applicable to the Action, and entries shall be made therein in accordance with the regular procedures of the Clerk of this Court, except as modified by this Order.

When a pleading is filed and the caption, pursuant to this Order, shows that it is applicable to "All Actions," the Clerk shall file such pleading in the Master File and note such filing in the Master Docket. No further copies need be filed or other docket entries made.

When a paper is filed and the caption shows that it is applicable to fewer than All Actions, the Clerk shall file the original of the paper in the Master File and a copy in the file of each separate action to which it applies and shall note such filing in the Master Docket and in the docket of each separate action. The party filing such paper shall supply the Clerk with sufficient copies of any such paper to permit compliance with this paragraph.

V. MASTER FILE AND SUBSEQUENT ACTION FILES

A Master File is hereby established for this proceeding in the Action. The Master File shall be Civil Action No. 04cv7022. The original of this Order shall be filed by the Clerk in the Master File herein established. The Clerk shall maintain a separate file for each of the subsequently-filed actions and filings shall be made in accordance with the regular procedures of the Clerk of the Court, except as modified by this Order. The Clerk shall file a copy of this Order in each such separate file. The Clerk shall mail a copy of this Order to counsel of record in each of the subsequently-filed actions.

VI. NEWLY-FILED OR TRANSFERRED ACTIONS

When a case that arises out of the same operative facts as these Actions is hereinafter filed in or transferred to this Court, it shall be consolidated with the Actions as provided in Section II above and the Clerk of this Court shall.

(a) File a copy of this Order in the separate file for such action;

(b) Mail a copy of this Order to the attorney(s) for the plaintiff(s) in the newly-filed or transferred case and to any new defendant(s) in the newly-filed or transferred case; and

(c) Make the appropriate entry in the Master Docket.

This Court requests the assistance of counsel in calling to the attention of the Clerk of this Court the filing or transfer of any case that might properly be consolidated as part of this litigation.

VII. APPLICATION OF THIS ORDER TO SUBSEQUENT CASES

This Order shall apply to each class action assigned to the undersigned alleging claims similar to those set forth in these actions and brought on behalf of all investors in the mutual fund shares of Oppenheimer Funds. This Order shall apply to each such case which is subsequently filed in or transferred to this Court, and which is assigned to the undersigned, unless a party objecting to the consolidation of that case or to any other provision of this Order serves an application for relief from this Order or from any of its provisions within ten (10) days after the date on which the Clerk mails a copy of this Order to the counsel of that party. The provisions of this Order shall apply to such action pending the Court's ruling on the application.

Unless a plaintiff in a subsequently-filed or transferred case is permitted by the Court to use a separate complaint, defendants shall not be required to answer, plead, or otherwise move with respect to that complaint.

VIII. SCOPE OF ORDER

The terms of this Order shall not have the effect of making any person, firm, or entity a party to any action in which he, she, or it has not been named, served, or added as such in accordance with the Federal Rules of Procedure. The terms of this Order and the consolidation ordered herein shall not constitute a waiver by any party of any claims or defenses to any action in any court.

IX. PRELIMINARY SCHEDULE OF PROCEEDINGS

The parties agree and stipulate, subject to the Court's approval, to the following schedule:

(a) Plaintiffs' ~~Tri-Lead~~ Counsel shall file an amended complaint within sixty (60) days of the date of the entry of the latter of Pretrial Order No. 1 or Pretrial Order No. 2, unless otherwise agreed by the parties. Pending filing and service of the amended complaint, defendants shall have no obligation to move, answer or otherwise respond to any of the complaints in any actions subsequently consolidated with it.

(b) In the event any of the defendants files a motion, answer or other response directed at the amended complaint, the defendants shall serve their motion, answer or response, and brief in support thereof, within forty-five (45) days after service of such amended complaint.

(c) In the event any of the defendants files a motion, answer or other response directed at the amended complaint, ~~the Tri-Lead Counsel~~ [plaintiffs' counsel] shall file any opposition to such motion within forty-five (45) days of service of such motion and defendants shall file their reply to such opposition within thirty (30) days of service of the opposition filed by ~~Tri-Lead~~ [plaintiffs'] Counsel.

(d) The parties will further confer and propose to the Court a mutually agreeable schedule for briefing on issues related to class certification.

IT IS SO ORDERED

Dated: Oct 26 2004

Hon. Shira A. Scheindlin
United States District Judge

MKL